5/1/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02036762

MAY 16 2002

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 488217.

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest FMR Corp Fidelity International Ltd
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES	09 May 2002	13 May 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
23,837,246	4.02%

14. Any additional information	15. Name of contact and telephone number for queries
	Clare Duffill Company Secretariat Executive The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 13 May 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP

Fidelity Investments

May 9, 2002

Rank Group Plc
6 Connaught Place
London, W2 2EZ
United Kingdom

FAX: 011-44-207-262-9886

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

Fidelity Management 82 Devonshire Street E14B Phone: 617 563-7000

Fidelity Investments

Amendment #6

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Security: Rank Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	1,970,710	FMRCO	Chase Nominees Limited
	1,911,294	FMRCO	State Street Nominees Limited
	7,155,800	FMRCO	HSBC
	4,954,655	FISL	Chase Nomiees Ltd
	145,800	FPM	Chase Nominees Ltd
	293,500	FPM	HSBC Client Holdings Nominee (UK) Limited
	437,800	FPM	Bankers Trust
	446,400	FIL	Chase Nominees Ltd
	36,600	FIL	Bankers Trust
	455,000	FIL	Bank of New York London
	354,100	FIL	Northern Trust
	5,675,587	FIL	HSBC Client Holdings Nominee (UK) Limited
Total Ordinary Shares	23,837,246		

Current ownership percentage: 4.02%

Shares in issue: 592,484,460

Change in holdings since last filing: +554,625 ordinary shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 13 May 2002

By: ______________________

Name: C B A Cormick

Title: Company Secretary